PHL Variable Insurance Company Phoenix Portfolio Advisor® Service Center P.O. Box 36740 Louisville, KY 40233 1-866-226-0170

August 25, 2016

Re: Your Phoenix Portfolio Advisor® variable annuity contract issued by PHL Variable Insurance Company

Dear Valued Customer:

This notice provides updated information regarding the investment options offered by your Phoenix Portfolio Advisor® variable annuity contract.

Effective on the dates indicated, the following investment options offered by the Phoenix Portfolio Advisor® variable annuity contract are closed to investment:

August 25, 2016:

Dreyfus Investment Portfolios MidCap Stock Portfolio (Service Class)

Fidelity VIP High Income Portfolio (Service Class 2)

Fidelity VIP Investment Grade Bond Portfolio (Service Class 2)

Fidelity VIP Real Estate Portfolio (Service Class 2)

Rydex VT S&P 500® Pure Value Fund

Pioneer High Yield VCT Portfolio (Class II Shares)

August 15, 2016:

Fidelity VIP Growth Opportunities Portfolio (Service Class II)

Franklin Mutual Global Discovery VIP Fund (Class 2)

Franklin U.S. Government Securities VIP Fund (Class 2)

Rydex VT Biotechnology Fund

Rydex VT S&P 500® 2x Strategy Fund

Rydex VT Transportation Fund

Oppenheimer International Growth Fund/VA (Service Class)

PIMCO VIT Emerging Markets Bond Portfolio (Advisor Class)

PIMCO VIT Low Duration Portfolio (Advisor Class)

Pioneer Mid Cap Value VCT Portfolio (Class II)

T. Rowe Price Equity Income Portfolio II

T. Rowe Price Health Sciences Portfolio II

Vanguard VIF Capital Growth Portfolio

Vanguard VIF Small Company Growth Portfolio

November 30, 2015:

Dreyfus Variable Investment Fund International Value Portfolio (Service Class)

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This notice should be retained for future reference. If you have any questions, please contact us at 1-866-226-0170

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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